As filed with the Securities and Exchange Commission on January 30, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S–3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EXPEDIA, INC.
(Exact name of Registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	4700 (Primary Standard Industrial Classification Code Number)	91-1996083 (I.R.S. Employer Identification No.)

13810 SE Eastgate Way, Suite 400
Bellevue, Washington 98005
(425) 564-7200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark S. Britton
Senior Vice President and General Counsel
13810 SE Eastgate Way, Suite 400
Bellevue, Washington 98005
(425) 564-7200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With Copies to:

Peter D. Lyons, Esq. Shearman & Sterling 555 California Street, Suite 2000 San Francisco, California 94104 (415) 616-1100	David W. Bernstein, Esq. Clifford Chance Rogers & Wells 200 Park Avenue New York, New York 10166 (212) 878-8000	Terrance L. Bessey, Esq. Kirkland & Ellis 655 Fifteenth Street, N.W, Suite 1200 Washington, D.C. 20005 (202) 879-5000

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE (1)

Title of each Class of Securities to be Registered (1)	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)

Common shares, par value $.01 per share	955,000 shares	N/A	$47,644,950	$4,384

(1)
This registration statement relates to the resale by the selling security holders named herein of up to 955,000 common shares, par value $.01 per share, of the Registrant. The shares were issued by the Registrant to the selling security holders in connection with the purchase by the Registrant from the selling security holders of certain notes issued to the selling security holders by Classic Vacation Group, Inc., a New York corporation.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) under the Securities Act, based on the number of shares offered hereby multiplied by $49.89, the average of the high and low prices of the common shares as reported on the Nasdaq National Market on January 28, 2002.

(3)	Calculated by multiplying 0.000092 by the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

955,000 COMMON SHARES

This prospectus relates to the resale of up to 955,000 Expedia common shares, par value $.01 per share, that are held by CVG Investment LLC and GV Investment LLC, whom we refer to as the “selling security holders” throughout this prospectus. The shares were issued by Expedia to the selling security holders in connection with the purchase by Expedia from the selling security holders of certain outstanding notes issued to the selling security holders by Classic Vacation Group, Inc., a New York corporation. The purchase of these notes is part of a larger transaction where Expedia agreed to acquire the assets of Classic Custom Vacations, a California corporation and a wholly owned subsidiary of Classic Vacation Group. For more information on this transaction, please see “Summary—The Classic Transaction.”

We will not receive any proceeds from the resale of the shares by the selling security holders.

Each selling security holder is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), in connection with its resale of our common shares under this prospectus.

Our common shares are quoted on the Nasdaq National Market under the symbol “EXPE”. On January 28, 2002, the most recent practicable date prior to the filing of this prospectus, our common shares closed at $50.76 per share.

See “Risk Factors” beginning on page 5 to read about factors you should consider in connection with purchasing the shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE ILLEGAL.

The date of this prospectus is February            , 2002

FORWARD-LOOKING INFORMATION

This prospectus and the Securities and Exchange Commission (“SEC”) filings that are incorporated by reference into this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are based on the current expectations that we have about us and the shares. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions, assumptions and other statements contained in this prospectus or incorporated into it that are not historical facts. When used in this prospectus or our SEC filings, the words “expect”, “anticipate”, “intend”, “plan”, “believe”, “seek”, “estimate” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties relating to our industry and our operations including those described in the “Risk Factors” section, actual results may differ materially from those expressed or implied by these forward-looking statements. This is particularly true for a young and rapidly evolving industry such as the online travel industry.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois:

Public Reference Room	New York Regional Office	Chicago Regional Office
450 Fifth Street, N.W.	2333 Broadway	Citicorp Center, Suite 1400
Room 1024	New York, New York 10279	500 West Madison Street
Washington, D.C. 20549		Chicago, Illinois 60661-2511

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at www.sec.gov.

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Information that we subsequently file with the SEC will automatically update and supersede this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company and its financial condition.

1.	Annual Report on Form 10–K and Form 10-K/A for the fiscal year ended June 30, 2001.

2.	Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

3.	Current Reports on Form 8-K filed on July 19, 2001, July 27, 2001, October 23, 2001, December 12, 2001, January 15, 2002 and January 23, 2002.

4.	Definitive proxy statement for our 2001 annual meeting of shareholders filed on November 9, 2001 and dated November 13, 2001.

5.	The description of our common stock contained in our registration statement on Form S-4, filed November 9, 2001 and dated November 13, 2001 (333-68116).

6.	All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this prospectus relates.

You may request free copies of these filings by writing or telephoning us at the following address:

Expedia, Inc.
13810 SE Eastgate Way, Suite 400
Bellevue, Washington 98005
(425) 564-7200
Attention: Corporate Secretary

You may also review and/or download free copies of these items at our website at www.expedia.com. Information contained on our website is not part of this prospectus. You should rely only on the information contained in this prospectus or incorporated into it. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated into it. The information contained in this prospectus or incorporated into it is accurate only as of the date of this prospectus and with respect to material incorporated herein by reference, the dates of such referenced material.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. To understand the terms of the securities being offered hereby, you should read this entire prospectus and the documents identified under the caption “Where You Can Find More Information”. In this prospectus, the terms “Expedia” and “we” refer to Expedia, Inc. and our subsidiaries, except where it is clear that such terms mean only Expedia, Inc.

The Classic Transaction

On January 23, 2002, we announced that we had entered into an Asset Purchase Agreement pursuant to which we agreed to acquire certain of the assets, and assume certain of the liabilities, of Classic Custom Vacations, a California corporation (which we refer to throughout this prospectus as “CCV”). CCV is a wholly owned subsidiary of Classic Vacation Group, Inc., a New York corporation (which we refer to throughout this prospectus as “Classic”). The aggregate purchase price for our purchase of the assets of CCV is approximately $52 million (consisting of approximately $5 million in cash plus the cancellation of approximately $47 million in debt, as described in more detail below) plus the assumption of certain liabilities.

As part of the asset purchase transaction, we entered into a Note Purchase Agreement pursuant to which we agreed to purchase all of the outstanding notes issued by Classic and held by CVGI or GVI for approximately $47 million, which amount represents all of the outstanding principal and accrued interest under the notes as of the date of purchase. Under the Note Purchase Agreement, we agreed to acquire (i) from CVG Investment LLC, a Delaware limited liability company (which we refer to throughout this prospectus as “CVGI”) all of the outstanding 7.5% Convertible Senior Subordinated Notes due December 31, 2006 issued by Classic and all of the 7.5% Exchangeable Senior Subordinated Notes due December 31, 2006 issued by Classic and (ii) from GV Investment LLC, a Delaware limited liability company (which we refer to throughout this prospectus as “GVI”) all of the 9% Convertible Subordinated Notes due July 1, 2007 issued by Classic. We refer to the Classic notes throughout this prospectus collectively as the “Notes”.

In connection with our purchase of the Notes, we agreed to deliver to each of CVGI and GVI either cash or newly-issued Expedia common shares or a combination thereof, at our discretion. To permit each of CVGI and GVI to resell any common shares issued to them by us, we also agreed to register those shares on a resale registration statement, of which this prospectus forms a part, and to maintain that registration until all of the shares are sold. As a result, each of CVGI and GVI is a selling security holder under this prospectus. We have also agreed that (i) we will control the form, timing, manner and size of each resale for the 30 trading days following our purchase of the Notes, provided that the aggregate net proceeds to each of CVGI and GVI from the resale of such shares, after deduction of all commissions, fees and expenses, together with any cash we elect to pay, will equal all of the outstanding principal and accrued interest on the Notes owed to such noteholder as of the date of our purchase of the Notes, and (ii) each of CVGI and GVI will be permitted to resell all of its shares without our approval beginning on the 31st trading day following our purchase of the Notes. See “Plan of Distribution” for more information on these resale procedures.

We have agreed that the transactions contemplated by the Note Purchase Agreement would close immediately upon the SEC declaring the resale registration statement effective. Upon the consummation of the transactions contemplated by the Note Purchase Agreement, the Notes will be cancelled and Classic will issue to us replacement notes (which we refer to throughout this prospectus as the “Replacement Notes”) in the amount of the outstanding principal and accrued interest under the Notes as of the date of issuance of the Replacement Notes. Each Replacement Note will have the same interest rate, maturity date and default interest rate as the Note in place of which it will be issued, but the Replacement Notes will otherwise be demand notes with no other features such as conversion or exchange rights. The Replacement Notes will be cancelled upon the consummation of the transactions contemplated by the Asset Purchase Agreement as payment by us, together with approximately $5 million in cash, of the purchase price thereunder. In the event that the Asset Purchase Agreement is terminated prior to the consummation of the transactions contemplated by the Asset Purchase Agreement, we will have the right to demand payment from Classic under the Replacement Notes at any time after such date.

We anticipate that the transactions contemplated by the Asset Purchase Agreement will close as soon as practicable after the special meeting at which the stockholders of Classic will be asked to approve the transactions contemplated by the Asset Purchase Agreement. We expect that this will occur at a minimum several weeks after the closing of the transactions contemplated by the Note Purchase Agreement. Thayer Equity Investors III, L.P., a Delaware limited partnership (which we refer to throughout this prospectus as “Thayer”), beneficially owns 9,599,749 shares of Classic common stock, or approximately 67% of Classic’s outstanding common stock, and has agreed to vote all of the shares which it continues to own at the time of the vote, and has granted to us an irrevocable proxy, in favor of the transactions contemplated by the Asset Purchase Agreement to be presented at the special meeting. The vote of Thayer’s shares is sufficient to ensure approval of this matter. In addition, GVI beneficially owns 386,300 shares of Classic common stock, or approximately 3% of Classic’s outstanding common stock, and has agreed to vote all of its shares, and granted to us an irrevocable proxy, in favor of the transactions contemplated by the Asset Purchase Agreement to be presented at the special meeting. The Asset Purchase Agreement is subject to customary closing conditions.

As soon as practicable after the closing of the transactions contemplated by the Asset Purchase Agreement, Classic will, subject to the satisfaction of all liabilities, effect a liquidating distribution to its stockholders.

The USA Transaction

On February 4, 2002, USA Networks, Inc. (which we refer to throughout this prospectus as “USA”) acquired a controlling interest in Expedia through a subsidiary merger (which we refer to throughout this prospectus as the “USA merger”) involving the purchase of up to 37,500,000 of our common shares, which would represent approximately 75% of our currently outstanding shares (which we refer to throughout this prospectus as the “USA transaction”). Under the terms of the transaction agreements governing the USA transaction (which we refer to throughout this prospectus as the “USA transaction agreements”), each of our shareholders had the option, with respect to each common share it owned, to elect to either (1) retain its Expedia share and in addition receive warrants to acquire additional Expedia shares or (2) exchange its Expedia share for a package of USA securities consisting of USA common stock, USA cumulative convertible redeemable preferred stock and warrants to acquire USA common stock. Under the terms of the USA transaction agreements, Microsoft Corporation (which we refer to throughout this prospectus as “Microsoft”) agreed to transfer all of the 33,722,710 common shares and warrants to purchase our common shares held by it to USA, subject to proportional reduction if holders of more than 37,500,000 Expedia common shares elect to receive the package of USA securities. Following the completion of the USA transactions, we will also own various travel and media-related assets previously owned by USA. In addition, we will, in certain cases, distribute warrants to holders of existing Expedia warrants. In connection with the USA transaction, we also issued warrants to acquire additional Expedia shares to certain Expedia option holders. At the closing of the USA transactions, USA will own between 66% and 75% of the outstanding equity and between 90% and 94.9% of the voting interest in Expedia. USA’s ownership percentage is dependent on the number of Expedia shares exchanged for the USA securities. The remaining Expedia equity will be held by the public and potentially Microsoft, depending on proportional reduction as discussed above. As of the date of this prospectus, because of the recent closing of the USA transaction and the elections of Expedia security holders (including Expedia option holders who may have exercised options and elected to receive the USA package of securities) in the USA transaction, we do not have complete information concerning the number of Expedia common shares which were elected to be exchanged for the package of USA securities, the current number of issued and outstanding Expedia common shares or the precise level of USA’s ownership of the outstanding equity in Expedia. We anticipate making a press release (which we anticipate filing as a Current Report on Form 8-K and which will be incorporated by reference into this prospectus) setting forth such information as soon as such information is available to us.

Immediately prior to the USA merger, we will have recapitalized our common shares to create a new class of common shares, Class B common shares, par value $.01 per share, which are entitled to 15 votes per share, provided that no Expedia shareholder or group of shareholders can generally hold more than 94.9% of our total outstanding voting power. In connection with the recapitalization and subject to the maximum of 37,500,000 Class B common shares issued in the recapitalization, our shareholders and holders of outstanding warrants who exercised such warrants prior to the recapitalization had the opportunity to elect to exchange some or all of their common shares for an equal number of Class B common shares.

None of the shares issued to the selling security holders pursuant to the Note Purchase Agreement were eligible to be exchanged for the package of USA securities in the USA transaction.

RISK FACTORS

An investment in the shares involves a high degree of risk. You should consider the following factors carefully before deciding to purchase the shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risk Factors Relating to USA’s Acquisition of Control of Expedia

USA will exercise significant control over Expedia

Following completion of the USA transaction, USA will own between 66% and 75% of our outstanding common equity, depending on the number of Expedia shareholders who elected to receive Class B common shares in the recapitalization, and between 90% and 94.9% of our total voting power. As a result, USA generally has the ability to control the outcome of any matter submitted for the vote or consent of our shareholders, except where a separate vote of the holders of our common shares is required by Washington law. In addition, USA also controls our board of directors. Subject to applicable Washington law and agreements entered into as part of the USA transaction, USA generally will not be restricted with regard to its ability to control the election of our directors, to cause the amendment of our articles of incorporation or bylaws, or generally to exercise a controlling influence over our business and affairs. As a result of USA’s controlling interest in us, USA has the power to prevent, delay or cause a change in control of Expedia and could take other actions that might be favorable to USA but not necessarily favorable to our other shareholders.

In addition, because our board of directors approved the USA transaction, our shareholders may not benefit from certain protections afforded by the Washington anti-takeover statute in respect of future agreements with USA or its affiliates.

Conflicts of interest may arise between USA and Expedia, which may not be resolved in a manner that does not adversely affect our business, financial condition or results of operations

Conflicts of interest may arise between us, on the one hand, and USA and its other affiliates, on the other hand, in areas relating to past, ongoing and future relationships, including corporate opportunities, potential acquisitions or financing transactions, sales or other dispositions by USA of its interest in Expedia and the exercise by USA of its ability to control our management and affairs. Conflicts, disagreements or other disputes between us and USA may arise and may not be resolved in a manner that does not adversely affect our business, financial condition or results of operations.

For instance, USA is engaged in a diverse range of media and entertainment-related businesses, including businesses that may compete in one or more businesses with us, including Hotel Reservations Network. In addition, USA or its affiliates may acquire additional businesses that may conflict or compete with us. Subject to applicable Washington law, USA is under no obligation, and has not indicated any intention, to share any future business opportunities available to it with us. Our amended and restated articles of incorporation in effect immediately after the consummation of the USA transaction will also include provisions that provide that (1) neither USA nor any of its affiliates will have any duty to refrain from engaging in the same or similar activities or lines of business of Expedia, thereby competing with us, and (2) neither USA nor any of its affiliates will have any duty to communicate or offer corporate opportunities to us and none of them will be liable for breach of any fiduciary duty to us, as a shareholder of Expedia or otherwise, in connection with such opportunities, provided that the procedures provided for in our articles of incorporation are followed.

Our directors and officers may have interests in USA and its subsidiaries which could create potential conflicts of interest

Ownership interests of directors or officers of Expedia in USA common stock, or ownership of directors or officers of USA in Expedia common shares or service as both a director or officer of Expedia and a director, officer or employee of USA, could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and USA. Following completion of the USA transaction, Barry Diller will become Chairman of the board of directors of Expedia. A number of other members of our board of directors are also expected to be directors, officers or employees of USA. In addition, following the completion of the USA transaction and the appointment of the USA nominees to our board of directors, interlocking relationships may exist between certain members of our board of directors and members of the boards of directors of other USA subsidiaries with which we directly compete, including Hotel Reservations Network, Inc., and important suppliers of ours that also have strong business relationships with our direct competitors.

USA/Expedia may not realize all of the anticipated benefits of the USA transaction

The success of the USA transaction will depend, in part, on the ability of USA and us to realize certain anticipated growth opportunities from integrating our businesses with the businesses of USA and its affiliates. We cannot assure you that this integration will result in the realization of the full anticipated benefits of the growth opportunities or that these benefits will be achieved within the anticipated time frame or at all. In addition, legal arrangements between USA or its affiliates and certain third parties may restrict the ability of the parties to integrate parts of their businesses with the businesses of USA or its affiliates.

Microsoft will be able to compete with us

In connection with the USA transaction, we and Microsoft have agreed to terminate the shareholder agreement between Microsoft and us, which agreement includes, among other things, an agreement by Microsoft not to compete with us. As a result Microsoft is currently able to compete with us, which could have a negative impact on our business.

Risk Factors Relating to Expedia

Declines or disruptions in the travel industry, such as those caused by terrorism or general economic downturns, could reduce Expedia’s revenues

Expedia relies on the health and growth of the travel industry. Travel is highly sensitive to traveler safety concerns, and thus declines after acts of terrorism that affect the safety of travelers. The terrorist attacks of September 11, 2001 on the World Trade Center in New York City and the Pentagon in northern Virginia using hijacked commercial airliners resulted in the cancellation of a significant number of Expedia’s existing travel bookings and a decrease in new travel bookings through Expedia, all of which reduced Expedia’s revenues for the quarters ended September 30, 2001 and December 31, 2001 and may reduce Expedia’s revenues in future quarters. The long-term effects of these events could include, among other things, a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism, military responses to acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by the Federal Aviation Administration. These effects, depending on their scope and duration–which Expedia cannot predict at this time–could significantly impact Expedia’s long-term results of operations or financial condition.

In addition, travel is sensitive to business and personal discretionary spending levels and tends to decline during general economic downturns, which could also reduce Expedia’s revenues. Other adverse trends or events that tend to reduce travel and may reduce Expedia’s revenues include:

•	political instability;

•	regional hostilities;

•	price escalation in the airline industry or other travel-related industries;

•	increased occurrence of travel-related accidents;

•	airline or other travel-related strikes; and

•	bad weather.

Our operating results are volatile and difficult to predict

Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts or investors. In this event, the trading price of our common shares may decline significantly.

Factors that may cause us to fail to meet the expectations of securities analysts or investors include the following:

•	our inability to obtain travel products on satisfactory terms from our travel suppliers;

•	the ability of our competitors to offer new or enhanced websites, services or products or similar services or products with lower prices;

•	our inability to obtain new customers at reasonable cost, retain existing customers or encourage repeat purchases;

•	decreases in the number of visitors to our websites or our inability to convert visitors to our websites into customers;

•	our inability to adequately maintain, upgrade and develop our websites, the systems that we use to process customers’ orders and payments or our computer network;

•	our inability to retain existing airlines, hotels, rental car companies and other suppliers of travel services or to obtain new travel suppliers;

•	fluctuating gross margins due to a changing mix of revenues;

•	the termination of existing relationships with key service providers or failure to develop new ones;

•	the amount and timing of operating costs relating to expansion of our operations; and

•	economic conditions specific to the Internet, online commerce and the travel industry.

We depend on our relationships with travel suppliers and computer reservation systems and adverse changes in these relationships could affect our inventory of travel offerings

Our business relies on relationships with travel suppliers, and it would be negatively affected by adverse changes in these relationships. We depend on travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Consistent with industry practices, we currently have few agreements with our travel suppliers obligating them to sell services or products through our websites. It is possible that travel suppliers may choose not to make their inventory of services and products available through online distribution. Travel suppliers could elect to sell exclusively through other sales and distribution channels or to restrict our access to their inventory, either of which could significantly decrease the amount or breadth of our inventory of available travel offerings. Of particular note is Orbitz, the airline direct-distribution website, which was launched in June 2001 and is owned by American Airlines, Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. Forester Research reports that Orbitz is the only website for consumers to find unpublished special fares on these and at least 23 other airlines. Additionally, American Airlines, United Air Lines, Northwest Airlines, Continental Air Lines, US Airways Group and America West Airlines entered into a joint venture to launch a separate site known as “Hotwire”, which offers unpublished special fares on certain carriers. If a substantial number of our airline suppliers collectively agree or choose to restrict their special fares solely to Orbitz or Hotwire, such action may have a material adverse affect on our business. We also depend on travel suppliers for advertising revenues. Adverse changes in any of these relationships, whether due to Orbitz, Hotwire or otherwise, could reduce the amount of inventory that we are able to offer through our websites.

A decline in commission rates and fees or the elimination of commissions could reduce our revenues and margins

A substantial majority of our online revenues depends on the commissions and fees paid by travel suppliers for bookings made through our online travel service. Generally, we do not have written commission agreements with our suppliers. As is standard practice in the travel industry, we rely on informal arrangements for the payment of commissions. Travel suppliers are not obligated to pay any specified commission rate for bookings made through our websites. We cannot assure you that airlines, hotel chains or other travel suppliers will not reduce current industry commission rates or eliminate commissions entirely, either of which could reduce our revenues and margins.

Our accounting losses may continue

Until recently, we have incurred substantial net losses due mainly to stock-based compensation and acquisitions made by us since our initial public offering. For the fiscal year ended June 30, 2001, we had a net loss of $78.1 million. While we did report net income of $5.0 million for the quarter ended December 31, 2001, there is no guarantee we will be able to sustain this level of profitability going forward. If our revenues do not grow as expected, or if increases in our expenses are not in line with our plans, there could be a material adverse effect on our business, operating results and financial condition.

We compete with a variety of companies with respect to each product or service we offer

These competitors include:

•	internet travel agents such as Travelocity.com, Orbitz.com and American Express Interactive, Inc.;

•	local, regional, national and international traditional travel agencies;

•	consolidators and wholesalers of airline tickets, hotels and other travel products, including Hotwire.com, Cheaptickets.com and Priceline.com;

•	airlines, hotels, rental car companies, cruise operators and other travel service providers, whether working individually or collectively, some of which are suppliers to our websites; and

•	operators of travel industry reservation databases.

In addition to the traditional travel agency channel, many travel suppliers also offer their travel services as well as third-party travel services directly through their own websites. These travel suppliers include many suppliers with which we do business. Suppliers also sell their own services directly to consumers, predominantly by telephone. As the market for online travel services grows, we believe that travel suppliers, traditional travel agencies, travel industry information providers and other companies will increase their efforts to develop services that compete with our services by selling inventory from a wide variety of suppliers. We cannot assure you that our online operations will compete successfully with any current or future competitors.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have and may enter into strategic or commercial relationships with larger, more established and better-financed companies. Some of our competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and commit more resources to website and systems development than we are able to devote. In addition, the introduction of new technologies and the expansion of existing technologies may increase competitive pressures. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. We cannot assure you that we will be able to compete successfully against current and future competitors. Competitive pressures faced by us could have a material adverse effect on our business, operating results and financial condition.

If we fail to increase our brand recognition among consumers, we may not be able to attract and expand our online traffic

We believe that maintaining and enhancing the Expedia® brand is a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services increases the importance of maintaining and enhancing brand recognition. Promotion of the Expedia® brand will depend largely on our success in providing a high-quality online experience supported by a high level of customer service. In addition, we intend to spend substantial amounts on marketing and advertising with the intention of continuing to expand our brand recognition to attract and retain online users and to respond to competitive pressures. However, we cannot assure you that these expenditures will be effective to promote our brand or that our marketing efforts generally will achieve our goals.

Interruptions in service from third parties could impair the quality of our service

We rely on third-party computer systems and third-party service providers, including the computerized central reservation systems of the airline, hotel and car rental industries to make airline ticket, hotel room and car rental reservations and credit card verifications and confirmations.

Currently, a majority of our transactions are processed through Worldspan, L.P. and Pegasus Solutions, Inc. We rely on TRX, Inc. and PeopleSupport, Inc. to provide a significant portion of our telephone and email customer support, as well as to print and deliver airline tickets as necessary. Microsoft also services a significant amount of our information systems as part of an amended and restated services agreement, which Microsoft has agreed to extend through September 2002. Any interruption in these third-party services or a deterioration in their performance could impair the quality of our service. If our arrangement with any of these third parties is terminated, we may not find an alternate source of systems support on a timely basis or on commercially reasonable terms. In particular, any migration from the Worldspan system could require a substantial commitment of time and resources and hurt our business.

Our success depends on maintaining the integrity of our systems and infrastructure

In order to be successful, we must continue to provide reliable, real-time access to our systems for our customers and suppliers. As our operations continue to grow in both size and scope, domestically and internationally, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of customers and travel suppliers enhanced products, services, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase. Consumers and suppliers will not tolerate a service hampered by slow delivery times, unreliable service levels or insufficient capacity, any of which could have a material adverse effect on our business, operating results and financial condition.

In this regard, our operations face the risk of systems failures. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Our business interruption insurance may not adequately compensate us for losses that may occur. The occurrence of a natural disaster or unanticipated problems at our facilities in Washington or Travelscape’s facilities in Nevada could cause interruptions or delays in our business, loss of data or render us unable to process reservations. In addition, the failure of our computer and communications systems to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of these events could adversely affect our reputation, brand and business.

Our business is exposed to risks associated with online commerce security and credit card fraud

Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers may also be vulnerable to viruses transmitted via the Internet. While we proactively checks for intrusions into our infrastructure, a new and undetected virus could cause a service disruption.

To date, our results have been impacted due to accounting reserves we record for reservations placed on our website with fraudulent credit card data. We record these reserves because, under current credit card practices and the rules of the Airline Reporting Corporation, we may be held liable for fraudulent credit card transactions on our websites and other payment disputes with customers. Since discovering this fraudulent activity, we have put additional anti-fraud measures in place above and beyond our existing credit card verification procedures; however, a failure to control fraudulent credit card transactions adequately could further adversely affect our business.

Rapid technological changes may render our technology obsolete or decrease the competitiveness of our services

To remain competitive in the online travel industry, we must continue to enhance and improve the functionality and features of our websites. The Internet and the online commerce industry are rapidly changing. In particular, the online travel industry is characterized by increasingly complex systems and infrastructures. If competitors introduce new services embodying new technologies, or if new industry standards and practices emerge, our existing websites and proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

•	enhance our existing services;

•	develop and license new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and suppliers; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our websites and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our websites, transaction-processing systems and network infrastructure to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our customers and suppliers may forego the use of our services and use those of our competitors.

Our international operations involve risks relating to travel patterns and practices and internet-based commerce

We operate in the United Kingdom, Germany, Canada and Belgium and intend to expand our operations to other countries. In order to achieve widespread acceptance in each country we enter, we believe that we must tailor our services to the unique customs and cultures of that country. Learning the customs and cultures of various countries, particularly with respect to travel patterns and practices, is a difficult task and our failure to do so could slow our growth in those countries.

In addition, we face additional risks in operating internationally, such as:

•	delays in the development of the Internet as a broadcast, advertising and commerce medium in international markets;

•	difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems infrastructures in individual foreign markets;

•	unexpected changes in regulatory requirements;

•	tariffs and trade barriers and limitations on fund transfers;

•	difficulties in staffing and managing foreign operations;

•	potential adverse tax consequences;

•	exchange rate fluctuations; and

•	increased risk of piracy and limits on our ability to enforce our intellectual property rights.

Any of these factors could harm our business. We do not currently hedge our foreign currency exposures.

We may be found to have infringed on intellectual property rights of others which could expose us to substantial damages and restrict our operations

We could face claims that we have infringed the patents, copyrights or other intellectual property rights of others. In addition, we may be required to indemnify travel suppliers for claims made against them. Any claims against us could require us to spend significant time and money in litigation, delay the release of new products or services, pay damages, develop new intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available on acceptable terms or at all. As a result, intellectual property claims against us could have a material adverse effect on our business, operating results and financial condition.

Because our market is seasonal, our quarterly results will fluctuate

Our business experiences seasonal fluctuations, reflecting seasonal trends for the products and services offered by our websites. For example, demand for travel bookings may increase in anticipation of summer vacations and holiday periods, but online travel bookings may decline with reduced Internet usage during the summer months. These factors could cause our revenues to fluctuate from quarter to quarter. Our results may also be affected by seasonal fluctuations in the inventory made available to our service by travel suppliers.

Our success depends in large part on the continuing efforts of a few individuals and our ability to continue to attract, retain and motivate highly skilled employees

We depend substantially on the continued services and performance of our senior management, particularly Richard N. Barton, our chief executive officer and president. These individuals may not be able to fulfill their responsibilities adequately and may not remain with us. The loss of the services of any executive officers or other key employees could hurt our business.

As of January 15, 2001, we employed a total of approximately 970 full-time employees. In order to achieve our anticipated growth, we will need to hire additional qualified employees. If we do not succeed in attracting new employees and retaining and motivating our current personnel, our business will be adversely affected.

Our websites rely on intellectual property, and we cannot be sure that this intellectual property is protected from copy or use by others, including potential competitors

We regard much of our content and technology as proprietary and try to protect our proprietary technology by relying on trademarks, copyrights, trade secret laws and confidentiality agreements with consultants. In connection with our license agreements with third parties, we seek to control access to and distribution of our technology, documentation and other proprietary information. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our proprietary technology without our authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which our services are made available through the Internet, and policing unauthorized use of our proprietary information is difficult and expensive. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. This misappropriation could have a material adverse effect on our business. In the future, we may need to go to court to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation might result in substantial costs and diversion of resources and management attention.

We currently license from third parties, including Microsoft, some of the technologies incorporated into our websites. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from Microsoft and others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

Risks Related to the Offering

The actual or anticipated resale by the selling security holders of our common shares that they receive from us under the Note Purchase Agreement may have an adverse impact on the market price of our common shares.

The resale by the selling security holders through open market transactions or other means of the common shares that they received from us under the Note Purchase Agreement may, depending upon the timing of the resales, depress the market price of our common shares. Moreover, as all the shares we issued to the selling security holders will be available for immediate resale, the mere prospect of such resales could depress the market price of our common shares. In addition, actual or anticipated downward pressure on the market price of our common shares due to actual or anticipated resales of our common shares by the selling security holders could cause some institutions or individuals to engage in short sales of our common shares, which may itself cause the market price of our common shares to decline.

Our issuance of shares to the selling security holders will dilute the equity ownership of our existing shareholders.

Under the Note Purchase Agreement, on the date of this prospectus, we will have issued to the selling security holders up to 955,000 of our common shares, which, as of January 25, 2002 and after giving effect to such issuance, would represent approximately 1.76% of our issued and outstanding shares. The precise number of common shares issued to the selling security holders will depend on the market price of our common shares at the time of effectiveness of the registration statement of which this prospectus forms a part. The precise percentage of the issued and outstanding shares of Expedia that the common shares issued to the selling security holders represents will depend on the number of common shares which were elected to be exchanged for the package of USA securities in the USA transaction and the number of issued and outstanding Expedia common shares at such time. See “Summary — The USA transaction” for more information concerning the status of information concerning Expedia’s equity ownership as of the date of this prospectus. The issuance of common shares to the selling security holders under the Note Purchase Agreement will decrease our existing shareholders’ percentage ownership of our total outstanding equity interests.

If the transactions contemplated by the Asset Purchase Agreement are not completed, we would not be able to purchase the assets of CCV but would instead own the Replacement Notes, which could negatively impact our stock price and future business and operations

Unlike the Note Purchase Agreement which is subject to very few closing conditions, the Asset Purchase Agreement is subject to customary closing conditions, including no material adverse effect on CCV having occurred between the signing of the Asset Purchase Agreement and the closing of the asset sale. As a result, it is highly probable that the closing of the Notes purchase will occur, at which time we will purchase the Notes from CVGI and GVI and Classic will issue to us the Replacement Notes. If, however, any of the closing conditions to the Asset Purchase Agreement were not satisfied or waived on or prior to the closing date of the asset sale, such closing would not occur. As a result, we would not purchase the assets of CCV and would instead hold the Replacement Notes, which would not have been cancelled. If this were to occur, we would have effectively paid $47 million to acquire the outstanding debt of Classic, but would not be able to integrate the assets of CCV into our operations. As a result, the price of our common shares may decline to the extent that the current market price of our common shares reflected a market assumption that the asset sale transaction will be completed, and costs related to the Classic transaction, such as certain legal, accounting and financial advisor fees, must be paid even if the asset sale is not completed.

Our common share price may experience extreme price and volume fluctuations, and investors in our stock may not be able to resell their securities at or above the price that they paid for them

Due to fluctuations in the market price of our common shares, you may be unable to resell your shares at or above the price that you paid for them. The market price of our common shares has fluctuated in the past and is likely to be highly volatile. In addition, the stock market in general and the market prices of shares of Internet companies in particular, have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The market price of our common shares could continue to be highly volatile and is likely to experience wide fluctuations in response to factors, many of which are largely beyond our control, including the following:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the Internet or online commerce industries;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	announcements by us or our competitors of significant acquisitions;

•	strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding common shares or sales of additional common shares; and

•	potential litigation.

USE OF PROCEEDS

All of the shares being offered under this prospectus from time to time are being sold by the selling security holders for their own account. We will not receive any of the proceeds from the sale of the shares by the selling security holders, except that, if the net sale proceeds are less than the purchase price of the Notes, we will have to pay the difference to the selling security holders, and if the net sale proceeds are more than the purchase price of the Notes, the selling security holders will have to pay the difference to us.

SELLING SECURITY HOLDERS

In connection with our purchase of the Notes under the Note Purchase Agreement, we agreed to deliver to each of CVGI and GVI either cash or newly-issued Expedia common shares or a combination thereof, at our discretion. To permit each of CVGI and GVI to resell any common shares issued to them by us, we also agreed to register those shares on a resale registration statement, of which this prospectus forms a part, and to maintain that registration until all of the shares were sold. As a result, each of CVGI and GVI is a selling security holder under this prospectus. Please see “Plan of Distribution” for further information on these resale procedures.

CVGI is a Delaware limited liability company that has two members, Three Cities Fund III, L.P. (which we refer to throughout this prospectus as “Three Cities”) and Thayer. Three Cities owns approximately 80% of the membership interest of CVGI and Thayer owns approximately 20% of the membership interest of CVGI. GVI is a Delaware limited liability company whose only members are Three Cities and two related funds.

On the date of this prospectus, we will have issued (i) up to 309,802 shares of Expedia common stock to CVGI and (ii) up to 645,198 shares of Expedia common stock to GVI, representing, as of January 25, 2002 and after giving effect to such issuance, approximately 0.57% and 1.19%, respectively, of the outstanding Expedia common shares. The precise number of common shares issued to the selling security holders will depend on the market price of our common shares at the time of effectiveness of the registration statement of which this prospectus forms a part. The precise percentage of the issued and outstanding shares of Expedia that the common shares issued to the selling security holders represents will depend on the number of common shares which were elected to be exchanged for the package of USA securities in the USA transaction and the number of issued and outstanding Expedia common shares at such time. See “Summary—The USA Transaction” for more information concerning the status of information concerning Expedia’s equity ownership as of the date of this prospectus. Other than as set forth in this prospectus, neither CVGI nor GVI has any commitment or arrangement to purchase or sell any of our securities, and there have been no business relationships between us and either CVGI or GVI within the past three years. Assuming that each of CVGI and GVI sells all of the shares that are issued to it in connection with the Classic transaction, neither CVGI nor GVI will own any of our securities after the offering.

PLAN OF DISTRIBUTION

As part of the asset purchase transaction, we agreed to purchase the Notes from CVGI and GVI and, as consideration for such purchase, to deliver to CVGI and GVI either cash or newly-issued Expedia common shares or a combination thereof, at our discretion. To permit each of CVGI and GVI to resell any common shares issued to them by us, we also agreed to register those shares on a resale registration statement, of which this prospectus forms a part, and to maintain that registration until all of the shares are sold. See “Summary—The Classic Transaction” for more information on this transaction.

Each of CVGI and GVI is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with the resale of shares offered by it pursuant to this prospectus.

The shares may be resold by the selling security holders in one or more of the following manners:

•	on the Nasdaq National Market, or any other exchange or market where our common shares are traded;

•	to broker-dealers purchasing shares for their own accounts;

•	in ordinary brokerage transactions where the broker solicits purchases;

•
by delivery of shares in settlement of option/short sales transactions entered into after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC;

•	in block trades;

•	in privately negotiated transactions; and

•	in any combination of the above methods.

We have also agreed that (i) we will control the form, timing, manner and size of each resale for the 30 trading days following our purchase of the Notes, provided that the aggregate net proceeds to each of CVGI and GVI from the resale of such shares, after deduction of all commissions, fees and expenses, together with any cash we elect to pay, will equal all of the outstanding principal and accrued interest on the Notes owed to such noteholder as of the date of our purchase of the Notes, and (ii) each of CVGI and GVI will be permitted to resell all of its shares without our approval beginning on the 31st trading day following our purchase of the Notes.

The number of common shares we are registering for resale by the selling security holders under this prospectus represents the maximum number of common shares that we may issue to the selling security holders under the terms of the Note Purchase Agreement. Because of possible changes in our stock price, the number of common shares that we are currently registering for resale may be significantly higher than the actual number of common shares that we ultimately issue to the selling security holders.

To the extent that the aggregate net proceeds to a selling security holder from the resale of the shares, after deduction of all commissions, fees and expenses, together with any cash we elect to pay, is less than the outstanding principal and accrued interest on the Notes owed to such selling security holder as of the date of our purchase of the Notes, we will pay such selling security holder such shortfall amount (plus interest commencing after the 15th trading day following our purchase of the Notes for any proceeds that are not received by the selling security holder within such 15 trading day period). We will pay such shortfall amount (plus interest, if any) either with cash or by issuing additional shares (whose resale will be registered pursuant to the resale registration statement of which this prospectus forms a part and will be subject to the same resale procedures), or a combination thereof, at our discretion. In no event will we issue more shares than are registered for resale under the resale registration statement. To the extent that the additional net proceeds to the selling security holder from the resale of such additional shares, after deduction of all commissions, fees and expenses, together with any additional cash we elect to pay, is less than the shortfall amount (plus interest, if any), we will pay the selling security holder such remaining shortfall amount in cash.

To the extent that the aggregate net proceeds to a selling security holder from the resale of the shares, after deduction of all commissions, fees and expenses, together with any cash we elect pay, is greater than the outstanding principal and accrued interest on the Notes owed to such selling security holder as of the date of our purchase of the Notes, or to the extent that the additional net proceeds to the selling security holder from the resale of any additional shares we issue to make up a shortfall amount (plus interest, if any), after deduction of all commissions, fees and expenses, together with any additional cash we elect to pay, is greater than such shortfall amount (plus interest, if any), the selling security holder shall reimburse us such excess amount in cash.

The shares will be resold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The shares may be resold by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Expedia. No broker-dealer will be paid more than a customary brokerage commission in connection with any such sale. Any broker-dealer participating in such transactions as agent may receive commissions from Expedia, and if it acts as agent for the purchaser of the shares, from the purchaser. Broker-dealers may agree with Expedia to sell a specified number of shares at a stipulated price per share. To the extent that a broker-dealer is unable to do so acting as agent for Expedia, it will purchase as principal any unsold shares at the price required to fulfill its commitment to Expedia. Broker-dealers who acquire shares as principals may resell the shares from time to time in transactions that may involve block transactions, in the over-the-counter market or otherwise at prices and on terms prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above.

Any broker-dealers or agents that participate with Expedia or the selling security holders in sales of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are deemed to be “underwriters,” then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

In addition, Expedia, the selling security holders and any other persons participating in the sale or distribution of the shares offered by this prospectus will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our common shares by such persons. Under these rules and regulations, such persons:

•	may not engage in any stabilization activity in connection with our common shares;

•	must furnish each broker which offers our common shares covered by this prospectus with the number of copies of this prospectus and any prospectus supplement which are required by such broker; and

•	may not bid for or purchase any of our common shares or attempt to induce any person to purchase any of our common shares other than as permitted under the Exchange Act.

These restrictions may affect the marketability of our common shares by the selling security holders.

To permit each selling security holder to resell the common shares received by it under the Note Purchase Agreement, we have agreed to register those shares and to maintain that registration. We have also agreed with each selling security holder that we will prepare and file any amendments and supplements to this prospectus and the registration statement of which it is a part as may be necessary to keep the registration statement current and effective until the date on which all of the common shares received from us under the Note Purchase Agreement have been resold on behalf of the selling security holders.

We have agreed to indemnify and hold harmless each selling security holder and their respective controlling persons against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the registration statement or any omission or alleged omission to state in the registration statement or any document incorporated by reference into the registration statement a material fact required to be stated therein or necessary to make the statements therein not misleading, unless made or omitted in reliance upon and in conformity with written information provided to us by such selling security holder.

We will pay all costs, expenses and fees in connection with preparation and filing of the registration statement of which this prospectus is a part, including registration and filing fees, fees and expenses of compliance with securities or blue sky laws, fees and disbursements of our counsel and customary fees and expenses for independent auditors retained by us. We have also agreed to pay all brokerage commissions and discounts, if any, attributable to the resale of the shares under this prospectus. The Note Purchase Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Our common shares are quoted on the Nasdaq National Market under the symbol “EXPE”.

LEGAL MATTERS

The validity of the securities offered by this prospectus is being passed upon for us by Davis Wright Tremaine LLP, Seattle, Washington.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Expedia, Inc.’s Annual Report on Form 10–K for the year ended June 30, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses Of Issuance And Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Expedia in connection with the securities being registered. All amounts are estimates except the Securities and Exchange Commission (“SEC”) registration fee and the NASD filing fee.

Item	Amount
SEC Registration Fee	$4,384.00
NASD Fee	0.00
Printing Fees and Expenses	10,000.00
Legal Fees and Expenses	15,000.00
Accounting Fees and Expenses	5,000.00
Miscellaneous	5,000.00

Total	$39,384.00

Item 15.    Indemnification Of Directors And Officers

Article VII of our Articles of Incorporation authorizes us to indemnify any present or former director or officer to the fullest extent not prohibited by the Washington Business Corporation Act (“WBCA”) or other applicable law now or hereafter in force. Chapter 23B.08.510 and .570 of the WBCA authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under specific circumstances for liabilities, including provisions permitting advances for expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

In addition, we maintain directors’ and officers’ liability insurance under which our directors and officers are insured against loss, as defined in the policy, as a result of claims brought against them for their wrongful acts in such capacities.

Item 16.    Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description

2.1	Note Purchase Agreement, dated as of January 22, 2002, among the Registrant, CVG Investment LLC, GV Investment LLC and Classic Vacation Group, Inc.*

4.1	Form of Common Stock Certificate**

5.1	Opinion of Davis Wright Tremaine LLP regarding the legality of the securities being issued***

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1)

24	Power of Attorney (set forth on the signature page of this registration statement)

*	Previously filed under Expedia’s Form 8-K filed January 23, 2002 and incorporated herein by reference.
**	Previously filed as an exhibit to Expedia’s Form S–1 filed September 23, 1999 and incorporated herein by reference.
***	To be filed as an exhibit to a pre-effective amendment to this Form S-3.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)  To include any prospectus required by section 10(a)(3) of the Securities Act;

(b)  To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S–3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington on January 29, 2002.

EXPEDIA, INC.

By:	/s/ RICHARD N. BARTON
Name: Richard N. Barton Title: President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard N. Barton, his or her attorney-in-fact, for him or her in any and all capacities, to sign any amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the following capacities on January 29, 2002.

Signature	Title

/s/ RICHARD N. BARTON Richard N. Barton	President, Chief Executive Officer, Director (Principal Executive Officer)

/s/ GREGORY S. STANGER Gregory S. Stanger	Sr. Vice President, Finance; Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ GREGORY B. MAFFEI Gregory B. Maffei	Chairman of the Board of Directors

/s/ BRAD CHASE Brad Chase	Director

/s/ GERALD GRINSTEIN Gerald Grinstein	Director

/s/ JAY C. HOAG Jay C. Hoag	Director

/s/ LAURIE MCDONALD JONSSON Laurie McDonald Jonsson	Director

/s/ RICHARD D. NANULA Richard D. Nanula	Director

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Note Purchase Agreement, dated as of January 22, 2002, among the Registrant, CVG Investment LLC, GV Investment LLC and Classic Vacation Group, Inc.*

4.1	Form of Common Stock Certificate**

5.1	Opinion of Davis Wright Tremaine LLP regarding the legality of the securities being issued***

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1)

24	Power of Attorney (set forth on the signature page of this registration statement)

*	Previously filed under Expedia’s Form 8-K filed January 23, 2002 and incorporated herein by reference.
**	Previously filed as an exhibit to Expedia’s Form S–1 filed September 23, 1999 and incorporated herein by reference.
***	To be filed as an exhibit to a pre-effective amendment to this Form S-3.